# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aadi Bioscience, Inc., CIK 0001422142
CUSIP: 00032Q104
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17383 Sunset Boulevard, Suite A250, Pacific Palisades, California (CA), 90272
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001193125-21-267979
Filed by CIK 0001878692
Persons authorized to receive notices and communications: Neil Desai, 17383 Sunset Boulevard, Suite A250, Pacific Palisades, California (CA), 90272, (424) 744-8055

## Reporting persons
- Neil Desai (CIK 0001878692): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 452,325; shared voting power 1,811,241; sole dispositive power 452,325; shared dispositive power 2,263,566; aggregate amount beneficially owned 2,263,566 (9.2% of the class)
  Comment: (1) Consists of 452,325 shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 23, 2024, subject to Dr. Desai's continued service through each vesting date.
  
  (2) Consists of 639,698 shares of Common Stock directly owned by the Anishka Irrevocable 2016 Trust dated October 19, 2016 (the Anishka Irrevocable Trust) and 1,171,543 shares of Common Stock directly owned by Neil Prafulla Desai, Trustee of the Anishka Family Trust (the Anishka Family Trust). Dr. Desai and his spouse share voting and dispositive power over the shares held by the Anishka Irrevocable Trust and the Anishka Family Trust and each of Dr. Desai and his spouse is a trustee of the Anishka Irrevocable Trust and the Anishka Family Trust.
  
  (3) Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by Dr. Desai by (b) the sum of (i) 24,680,708 shares of Common Stock outstanding as of December 16, 2024, based on information provided to Dr. Desai by the Issuer, and (ii) 452,325 shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 23, 2024 held by Dr. Desai. The aggregate number of shares of Common Stock beneficially owned by Dr. Desai as set forth in clauses (a) and (b) of this footnote are treated as outstanding shares of Common Stock only for the purpose of computing the percentage ownership of Dr. Desai.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Aadi Bioscience, Inc.
Address of issuer's principal executive offices: 17383 Sunset Boulevard, Suite A250, Pacific Palisades, California (CA), 90272

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

Stock Purchase Agreement

On December 19, 2024, the Issuer entered into a Stock Purchase Agreement (the "Purchase Agreement") with KAKEN INVESTMENTS INC., a Delaware corporation ("Purchaser"), KAKEN PHARMACEUTICAL CO., LTD ("Guarantor"), and Aadi Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Private Aadi"). The Purchase Agreement provides that, on the terms and subject to the conditions set forth in the Purchase Agreement, Purchaser will acquire 100% of the outstanding shares of capital stock of Private Aadi from the Issuer at the closing of the transactions contemplated thereby (the "Stock Purchase") for a purchase price of $100,000,000, subject to customary adjustments for Private Aadi's levels of cash, indebtedness, net working capital and transaction expenses as of the closing.

Guarantor is a party to the Purchase Agreement for the limited purpose of guaranteeing to the Issuer and Private Aadi certain obligations of Purchaser under the Purchase Agreement, including the payment of the purchase price and adjustments thereto.

The board of directors of the Issuer (the "Board") determined that the Purchase Agreement and the transactions contemplated by the Purchase Agreement, including the Stock Purchase, are advisable, fair to and in the best interests of the Issuer and its stockholders, and approved the Purchase Agreement and the transactions contemplated by the Purchase Agreement. The Board also resolved to recommend that the Issuer's stockholders vote in favor of, and authorize the approval of, the Purchase Agreement and the Stock Purchase.

Completion of the Stock Purchase is subject to customary closing conditions, including: (1) the approval of the Purchase Agreement and the Stock Purchase by the holders of a majority of the outstanding shares of the Issuer's capital stock entitled to vote to approve the Purchase Agreement and Stock Purchase; (2) all consents and approvals (if any) required under certain regulatory laws having been obtained; and (3) the absence of any law or order preventing, materially restraining or materially impairing the consummation of the Stock Purchase. Completion of the Stock Purchase is also subject, with certain exception, to the completion of certain internal pre-closing restructuring transactions.

The Purchase Agreement contains customary representations and warranties made by each of the Issuer and Purchaser, and customary covenants made by each of the Issuer, Private Aadi and Purchaser, including, among others, covenants by the Issuer regarding the conduct of its and Private Aadi's business prior to the closing of the Stock Purchase, and a restrictive covenant that limits the Issuer from engaging in certain business activities for four years following the closing of the Stock Purchase. The representations and warranties made by the Issuer are subject to a buyer-side representation and warranty insurance policy obtained by Purchaser ("RWI Policy"). The RWI Policy is subject to a retention amount, policy exclusions, policy limits and certain other customary terms and conditions, the cost of which is being shared equally between Purchaser and the Issuer. In addition, the Issuer has agreed to indemnify Purchaser for losses resulting from (1) any inaccuracy in or breach of certain representations and warranties of the Issuer contained in the Purchase Agreement, (2) any breach or failure to comply with the Issuer's or Private Aadi's covenants, agreements and other obligations pursuant to the Purchase Agreement or other ancillary agreement to the Purchase Agreement, (3) amounts that should have been included in Private Aadi transaction expenses, (4) all costs incurred by Private Aadi pre-closing in connection with the pre-closing restructuring transactions, (5) certain litigation-related costs, (6) certain policy exclusions under the RWI Policy, and (7) certain pre-closing tax matters as set forth in the Purchase Agreement. The Issuer's indemnification obligations are subject to certain limitations, including a cap equal to $5,000,000 for losses relating to any inaccuracy in or breach of any representation or warranty or losses relating to certain policy exclusions under the RWI Policy.

The Issuer and Private Aadi are also subject to customary "no-shop" restrictions on their ability (and the ability of their subsidiaries and representatives) to: (1) solicit alternative acquisition proposals from third parties; (2) subject to certain exceptions, furnish non-public information relating to the Issuer and Private Aadi to third parties in connection with an alternative acquisition proposal; (3) subject to certain exceptions, participate or engage in discussions or negotiations with third parties regarding alternative acquisition proposals; and (4) enter into any agreement with third parties regarding alternative acquisition proposals. In addition, the Issuer has agreed that, subject to certain exceptions, the Board will not withdraw its recommendation that the Issuer's stockholders vote to approve the Purchase Agreement and the Stock Purchase.

Either the Issuer or Purchaser may, subject to certain exceptions, terminate the Purchase Agreement if: (1) the closing of the Stock Purchase has not occurred by June 30, 2025, which date, subject to certain conditions, may be extended to September 30, 2025; or (2) the Issuer's stockholders fail to approve the Purchase Agreement and the Stock Purchase at a special meeting of the Issuer's stockholders at which a vote is taken on the approval of the Purchase Agreement and the Stock Purchase. The Issuer may also terminate the Purchase Agreement in certain additional limited circumstances, including to allow the Issuer to enter into an agreement providing for an alternative acquisition transaction that constitutes a Superior Proposal (as defined in the Purchase Agreement), subject to the Issuer's compliance with certain related covenants, including its obligation to provide Purchaser with a "match" right prior to any such termination. Purchaser may also terminate the Purchase Agreement in certain additional limited circumstances, including if the Board withdraws its recommendation that the Issuer's stockholders vote to approve the Purchase Agreement and the Stock Purchase.

Upon termination of the Purchase Agreement under specified circumstances, the Issuer will be required to pay Purchaser a termination fee of $3,500,000. Specifically, this termination fee is payable by the Issuer to Purchaser if the Purchase Agreement is terminated: (1) within an agreed period of time following the Board's determination to change its recommendation with respect to the Purchase Agreement and the Stock Purchase; or (2) by the Issuer in order to enter into an agreement providing for a Superior Proposal. The termination fee will also be payable if: (a) the Purchase Agreement is terminated under certain circumstances; (b) prior to such termination (but after the date of the Purchase Agreement) a proposal is made to acquire at least 50 percent of the Issuer, or in certain circumstances provided to the Board, and not withdrawn or abandoned at least five business days prior to the termination of the Purchase Agreement; and (c) the Issuer subsequently enters into a definitive agreement providing for an alternative acquisition transaction within one year of such termination and such transaction is subsequently consummated. Finally, the termination fee will also be payable if the Issuer's stockholders fail to approve the Purchase Agreement and the Stock Purchase, and also fail to approve other matters that will be set forth during the special meeting of the Issuer's stockholders described below.

The Purchase Agreement also provides that the Issuer, on one hand, or Purchaser, on the other hand, may bring an action to specifically enforce the obligations under the Purchase Agreement, including the obligation to consummate the Stock Purchase if the conditions set forth in the Purchase Agreement are satisfied.

The Issuer's aggregate liability for monetary damages for breaches of the Purchase Agreement are capped at the total amounts paid to the Issuer as consideration under the Purchase Agreement.
The foregoing description of the Stock Purchase Agreement does not purport to be complete is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as Exhibit 2 to this Amendment and incorporated herein by reference.

Stockholder Support Agreements

In connection with the execution of the Purchase Agreement, Purchaser and the Issuer entered into voting and support agreements (the "Stockholder Support Agreements") with each of the directors and executive officers of the Issuer (including the Reporting Person), certain of their affiliates, and one other significant stockholder of the Issuer, who collectively beneficially own or control an aggregate of approximately 36% of the outstanding shares of the Issuer's common stock. The Stockholder Support Agreements provide that, among other things, each of the stockholders has agreed to vote or cause to be voted all of the shares of the Issuer common stock beneficially owned by such stockholder as of the record date of the meeting in favor of the Purchase Agreement, the Stock Purchase, the PIPE Financing (defined below) and the other transactions contemplated by the Purchase Agreement at a special meeting of the Issuer's stockholders to be held in connection with, among other things, the Purchase Agreement and the Stock Purchase.

The foregoing description of the Stockholder Support Agreements does not purport to be complete is qualified in its entirety by reference to the form of the Stockholder Support Agreement, which is filed as Exhibit 3 to this Amendment and incorporated herein by reference.

PIPE Financing and Subscription Agreement

On December 19, 2024, the Issuer entered into a Subscription Agreement (the "Subscription Agreement") with each of the purchasers named therein (the "PIPE Investors"), pursuant to which the Issuer agreed to sell to the PIPE Investors (i) 21,592,000 shares of the Issuer's common stock, at a purchase price of $2.40 per share, and (ii) 20,076,500 pre-funded warrants to acquire Common Stock (the "Pre-Funded Warrants"), at a purchase price of $2.3999 per share, for an aggregate purchase price of $100 million (collectively, the "PIPE Financing"). The Pre-Funded Warrants will have an exercise price of $0.0001 per share of Common Stock, be immediately exercisable, and remain exercisable until exercised in full. The holders of Pre-Funded Warrants may not exercise a Pre-Funded Warrant if the holder, together with its affiliates, would beneficially own more than 4.99% or 9.99%, at the election of the holder, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. The holders of Pre-Funded Warrants may increase or decrease such percentages not in excess of 19.99% by providing at least 61 days' prior notice to the Issuer.
The closing of the PIPE Financing is expected to occur on a date that is no later than five business days from the date on which the Required Stockholder Approval (as defined in the Subscription Agreement) is obtained.

Certain directors, affiliated funds of directors, and an executive officer of the Issuer entered into the Subscription Agreement in connection with the PIPE Financing, and committed to purchase an aggregate of $12,910,000 of shares of Issuer's common stock and/or Pre-Funded Warrants. The participation of these PIPE Investors in the PIPE Financing was disclosed to, and approved by, the Board and the audit committee of the Board. In addition, pursuant to the terms of the Subscription Agreement, the executive officers and directors of the Issuer (including the Reporting Person) have entered into "lock-up" arrangements, which generally prohibit the sale, transfer or other disposition of securities of the Issuer, subject to certain exceptions, until the shares and shares underlying the Pre-Funded Warrants purchased by the PIPE Investors are registered for resale with the Commission.

The foregoing summary of the Subscription Agreement and the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement and the form of Lock-Up Agreements, which are filed as Exhibit 4 and 5, respectively, to this Amendment and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosures in Item 4 are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 2 Stock Purchase Agreement (filed as Exhibit 2.1 to the Issuer's Report on Form 8-K as filed with the Commission on December 20, 2024 and incorporated herein by reference).

Exhibit 3 Form of Voting and Support Agreement (filed as Exhibit 10.1 to the Issuer's Report on Form 8-K as filed with the Commission on December 20, 2024 and incorporated herein by reference).

Exhibit 4 Form of Subscription Agreement (filed as Exhibit 10.2 to the Issuer's Report on Form 8-K as filed with the Commission on December 20, 2024 and incorporated herein by reference).

Exhibit 5 Form of Lock-Up Agreement (included in Exhibit 4 hereto as Exhibit E of the Subscription Agreement).

## Signatures
- Neil Desai: /s/ Neil Desai, Neil Desai (12/23/2024)